Exhibit 6.32

CONSULTING SERVICES AGREEMENT

THIS CONSULTING SERVICES AGREEMENT (the “Agreement”) is made as of June 12, 2023 by and between Boscovic Law LLC (“Consultant”), and ENERGY EXPLORATION TECHNOLOGIES, INC., a Puerto Rico corporation (the “Company”).

RECITALS

The Company is a sustainable energy company focused on lithium extraction, recovery, separation, and refinery technology, the methods to cause those actions with lithium or other ions, as well as solid state battery electrolytes, and other energy related technologies or related activities and project in furtherance thereof (collectively, the “Technologies”). Consultant desires to provide services to the Company as a Commercial Counsel, and the Company desires to retain Consultant for such services, in each case, on the terms and subject to the conditions set forth in this Agreement.

NOW, THEREFORE, in consideration of the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Company and Consultant mutually agree as follows:

1. Engagement; Services. The Company hereby engages Consultant to provide and perform the services listed on Exhibit A attached hereto (the “Services”) to or for the benefit of the Company, and Consultant hereby accepts such engagement with the Company and agrees to provide and perform the Services, upon the terms, covenants and conditions set forth in this Agreement.

2. Duties. Consultant shall devote sufficient business time and energy to the Company so as to perform the Services and its duties hereunder diligently, completely and competently. Consultant shall perform its duties in a manner in compliance with all applicable laws and regulations and in accordance with all applicable laws and regulations and in accordance with applicable policies and procedures set by the Company from time to time, provided that the same does not conflict with the terms of this Agreement. Consultant will report to VP of Growth Strategy of the Company and keep the Executive Team and the Company reasonably informed as to the status of its Services and other duties and obligations under this Agreement.

3. Compensation. In consideration of the Services to be rendered hereunder, the Company shall pay or provide to Consultant the following compensation:

(a) Consulting Fee and Consulting Hours. During the Term (defined below), the Company shall pay to consultant a monthly consulting fee of $6,500 (Six Thousand Five Hundred) US dollars. Consultant is allocated 20 work hours per week. The fee is payable by Company upon receipt of the invoice.

(b) No Benefits. The Consultant shall not be entitled to any benefits provided by the Company to its Consultants, including, without limitation, health insurance, hospitalization, workers compensation insurance, liability or pension plan coverage and other fringe benefits.

4. Expenses. Expenses incurred or paid by Consultant during the Term in connection with the performance of Services shall be paid or reimbursed by the Company only if such expenses have been approved in advance by the Company, which approval may be in the form of an email or text, and Consultant has submitted all expense statements or vouchers or such other supporting information as the Company may reasonably require. Except for the foregoing, all expenses incurred by Consultant or its Consultants in connection with the performance of the Services and its duties under this Agreement shall be borne wholly and completely by Consultant.

5. Independent Contractor. The parties hereto acknowledge and agree that Consultant shall act only as an independent contractor under this Agreement and that neither any act by Consultant or the Company nor anything contained in this Agreement shall be deemed or construed (a) to create a partnership or joint venture between the Company and Consultant or (b) to constitute Consultant as an agent of the Company. Consultant shall include all compensation it receives hereunder in its own books or account for inclusion on its own applicable tax return, and Consultant shall be solely responsible for any and all taxes imposed thereon. Consultant agrees that such compensation will not be subject to any Consultant payroll taxes or similar deduction, and agrees to indemnify and hold the Company harmless from any liability incurred by the Company for its failure to withhold taxes on compensation paid to Consultant.

6. Term. The initial term of this Agreement shall commence on June 12, 2023, and shall terminate on September 1, 2023. Provided that, in the event the Consultant obtains prior written consent from the Company to continue to provide Services after the expiration of the initial Term, the terms and conditions of this Agreement shall continue to apply during such extended term.

7. Termination. Notwithstanding anything to the contrary, this Agreement may be terminated (a) by either party, without cause, upon not less than ten (10) business days’ prior written notice to the other party, and (b) at any time by a party immediately upon written notice to the other party if the other party is in breach or default of any material obligations contained herein which breach or default is not cured within one (1) week after written notice from the terminating party. Upon termination of this Agreement, Consultant shall be entitled to receive accrued but unpaid compensation and expense reimbursements due by the Company under Section 3(a) and Section 4 through the date of termination of this Agreement. With the exception of the preceding sentence, the Consultant shall receive no other payments following termination of this Agreement.

8. Confidential Information.

(a) Definition. “Confidential Information” includes, but is not limited to, trade secrets, processes, policies, procedures, techniques, designs, drawings, know-how, show-how, technical information, specifications, computer software and source code, information and data relating to the development, research, testing, costs, marketing, and uses of the Technologies (as defined herein), the Company’s budgets and strategic plans, and the contact information or identity of customers, vendors, and suppliers, subjects and databases, data, and all technology relating to the Company’s businesses, including but not limited to patents, trademarks, trade secrets, licenses, trade names, copyrights, systems, methods of operation, processes, designs and experiments, solicitation leads, marketing and advertising materials, methods and manuals and forms, all of which pertain to the activities or operations of the Company, the names, home addresses and all telephone numbers and e-mail addresses of the Company’s directors, Consultants, officers, executives and former executives. Confidential Information also includes, without limitation,

Confidential Information received from the Company’s subsidiaries and affiliates.

(b) Protection and Marking. Consultant agrees that all Confidential Information that Consultant has access to or acquires knowledge of: (i) is to be held in strict confidence by Consultant, (ii) is to be used by and under authority of the Company only as authorized in this Agreement and in furtherance of Consultant’s performance of Services, and (iii) shall not be disclosed by Consultant without the prior written consent of the Company or as authorized in this Agreement. Consultant’s obligation of confidence hereunder includes, without limitation, using at least the same degree of care with the Company’s Confidential Information as it would use to protect its own confidential information, but always at least a reasonable degree of care.

(c) Confidentiality of Terms of this Agreement. Consultant agrees not to disclose to any third party the terms of this Agreement without the prior written consent of the Company, except Consultant may disclose the terms of this Agreement: (a) to advisors and others on a need-to-know basis, in each case, under appropriate confidentiality obligations substantially similar to those of this Section 8 and (b) to the extent necessary to comply with applicable laws and court orders (including, without limitation, The Texas Public Information Act, as may be amended from time to time, other open records laws, decisions and rulings, and securities laws, regulations and guidance). Notwithstanding the foregoing, the existence of the Agreement shall not be considered Confidential Information.

(d) Disclosure Required by Court Order or Law. If Consultant is required to disclose Confidential Information of the Company, or any terms of this Agreement, pursuant to the order or requirement of a court, administrative agency, or other governmental body or applicable law, Consultant may disclose such Confidential Information or terms to the extent required, provided that Consultant shall use best efforts to (i) notify the recipient of the confidential nature of the information being provided and (ii) provide the Company with prior written notice to enable the Company to seek a protective order and otherwise seek to prevent such disclosure. To the extent that Confidential Information so disclosed does not become part of the public domain by virtue of such disclosure, it shall remain Confidential Information protected pursuant to Section 8.

(e) Copies. Consultant agrees not to copy or record any of the Confidential Information of the Company, except as reasonably necessary to exercise its rights or perform its obligations under the Agreement, and for archival and legal purposes.

(f) Continuing Obligations. Subject to the exclusions listed in Section 8(g), Consultant’s confidentiality obligations under this Agreement will survive termination of the Agreement and will continue for a period of five years thereafter.

(g) Exclusions. Information shall not be considered Confidential Information of the Company under this Agreement (“Exclusions”) to the extent that Consultant can establish by competent written proof that such information:

(i) Was in the public domain at the time of disclosure; or

(ii) Later became part of the public domain through no act or omission of Consultant in breach of the Agreement; or

(iii) Was lawfully disclosed to Consultant by a third party having the right to disclose it not under an obligation of confidentiality; or

(iv) Was already known by Consultant at the time of disclosure; or

(v) Was independently developed by Consultant without use of the Company’s Confidential Information.

It is acknowledged by Consultant that irrespective of Exclusions, sensitive information of the Company that may or may not be considered Confidential Information is held with a high degree of care that Consultant would uses to protect its own confidential information.

(h) Copyright Notice. The placement of a copyright notice on any Confidential Information will not be construed to mean that such information has been published and will not release Consultant from its obligation of confidentiality hereunder.

9. Non-Competition. Consultant agrees that during the Term, Consultant will not in the Restricted Territory directly or indirectly, (i) engage in any Business (as defined below) for Consultant’s own account that would render Consultant a Direct Competitor (as defined below), (ii) enter the employment of, render any services to, acquire a financial interest in, or otherwise become actively involved with, a Direct Competitor, or (iii) interfere with business relationships (whether formed before or after the date of this Agreement) between the Company and customers or suppliers of, or Consultants or Consultants to, the Company that were engaged in, or were immediate prospects for engaging in, business with the Company before Consultant’s engagement by the Company was terminated. For purposes of this paragraph, the Company shall be construed to include the Company and its subsidiaries and affiliates. For purposes of this paragraph, “Business” shall mean the design, innovation, manufacture or license / sale of technologies for: direct lithium extraction, separation, processing, or refinery; or resource recovery, and solid-state battery technology. For purposes of this paragraph, “Direct Competitor” shall mean any person or entity that engages in the Business, including, but not limited to: other direct lithium extraction competitors such as Lilac, Adionics, Eramet, Summit Nanotech, E3 Lithium; lithium producers implementing technology, including but not limited to, SQM, Albemarle, Lithium Americas; or Solid State Battery technology developers and manufacturers such as QuantumScape, Solid Power, Toyota Motor Corporation, Samsung Sdi, LG Chem, Brightvolt, Panasonic, or any partners, customers, suppliers or contractors of the Company. For larger entities that have divisions within their operations that perform the Business, including but not limited to, Koch and DuPont, Consultant may work at such entities, but not in the division that conducts the Business, thus making them a Direct Competitor. For purposes of this paragraph, “Restricted Territory” means the State of Texas, the United States, the North American continent, and throughout the World. Consultant understands and agrees that due to the highly specialized and scientific nature of the Company’s business, it operates in a worldwide market where the physical location of a Direct Competitor does not limit the threat of competition or the need to protect the Company’s Confidential Information.

10. Non-Solicitation. During the Term and for a period of two (2) years after the Term, Consultant will not, directly or indirectly, solicit or encourage to cease to work with the Company, any person or entity that is a client, customer, supplier or contractor of the Company or who was a client, customer, supplier, contractor the Company within the twelve (12) month period preceding the termination of Consultant’s engagement.

11. Developments. Consultant will make full and prompt disclosure to the Company of all discoveries, ideas, inventions, concepts, developments, know-how, trade secrets, works of authorship, materials, writings, drawings, designs, processes, techniques, formulas, data, specifications, technology, modifications, methods, improvements, processes, algorithms, data, databases, computer programs, research, formulae, techniques, graphics or images, and audio or visual works, patent applications (and contributions thereto), and other intellectual property, including works-in-process (collectively, “Developments”), whether or not patentable or copyrightable, that are conceived, made, created, reduced to practice or otherwise developed by Consultant (alone or jointly with others) or under the direction of the Consultant during the term of, and pursuant to this Agreement. Consultant acknowledges that all work performed by Consultant shall be considered “work made for hire” (as such term is defined in 17 U.S.C. §101), and Consultant hereby irrevocably assigns and transfers to the Company and its successors and assigns all right, title and interest worldwide in and to such Developments that (a) relate to the business of the Company or any customer of, supplier to or business partner of the Company or any of the products or services being researched, developed, manufactured or sold by the Company or which may be used with such products or services; or (b) result from tasks assigned to me by the Company; or (c) result from the use of premises or personal property (whether tangible or intangible) owned, leased or contracted for by the Company (“Company-Related Developments”), and all related copyrights and copyright applications, trademarks and trademark applications, trade secrets, patents, patent applications, industrial rights, sui generis database rights and all other intellectual and proprietary rights related thereto in all countries and territories worldwide and under any international conventions (“Intellectual Property Rights”).

To preclude any possible uncertainty, if there are any Developments that Consultant has, alone or jointly with others, conceived, developed or reduced to practice prior to the commencement of employment with the Company that Consultant considers to be Consultant’s property or the property of third parties and that Consultant wishes to have excluded from the scope of this Agreement (“Prior Inventions”), Consultant has set forth on Exhibit B attached hereto a complete list of those Prior Inventions. If disclosure of any such Prior Invention would cause Consultant to violate any prior confidentiality agreement, Consultant understands that Consultant is not to list such Prior Inventions in Exhibit B but is only to disclose a cursory name for each such invention, a listing of the party(ies) to whom it belongs and the fact that full disclosure as to such inventions has not been made for that reason. If there are any patents or patent applications in which Consultant is named as an inventor, other than those that have been assigned to the Company (“Other Patent Rights”), Consultant has also listed those Other Patent Rights on Exhibit B. If no such disclosure is attached, Consultant represents that there are no Prior Inventions or Other Patent Rights. If, in the course of Consultant’s services with the Company, Consultant incorporates a Prior Invention into a Company product, process or machine, research or development program, or other work done for the Company, Consultant hereby grants to the Company a nonexclusive, royalty-free, fully paid-up, irrevocable, worldwide license (with the full right to sublicense directly and indirectly through multiple tiers) to make, have made, modify, use, sell, offer for sale and import such Prior Invention. Notwithstanding the foregoing, Consultant will not incorporate, or permit to be incorporated, Prior Inventions in any Company-Related Development without the Company’s prior written consent.

This Agreement does not obligate Consultant to assign to the Company any Development that, in the sole judgment of the Company, reasonably exercised, is developed entirely on Consultant’s own time and does not relate to the business efforts or research and development efforts in which, during the period of services, the Company actually is engaged or reasonably would be engaged, and does not result from the use of premises or equipment owned or leased by the Company. However, Consultant will also promptly disclose to the Company any such Developments for the purpose of determining whether they qualify for such exclusion. Consultant understands that to the extent this Agreement is required to be construed in accordance with the laws of any state which precludes a requirement in a Consultant agreement to assign certain classes of inventions made by a Consultant, this Section 10 will be interpreted not to apply to any invention that a court rules and/or the Company agrees falls within such classes. Consultant also hereby waives all claims to any moral rights or other special rights that Consultant may have or accrue in any Company-Related Developments.

12. Non-Disparagement. Each party agrees that he or it will not at any time, directly or indirectly, on his or its own behalf or in the service of or on behalf of others, publish, circulate, utter or disseminate, or cause to be published, circulated, uttered or disseminated, in any manner or by any means whatsoever, to any person or entity, any statements, comments or material whatsoever, which could or would, in any manner whatsoever, either reflect unfavorably upon the reputation of the other party, or harm, damage or impair the business or operations of the other party.

13. Remedies. Consultant acknowledges that any breach of Sections 8 through 12 of this Agreement (the “Restrictive Covenants”) by Consultant will cause the Company irreparable harm for which there is no adequate legal remedy, and agrees that in the event of any actual or threatened breach of any Restrictive Covenant, the Company shall be entitled to temporary and permanent injunctive relief and all other appropriate equitable relief (including a decree of specific performance), without being required to (i) show any actual damage or irreparable harm, (ii) prove the inadequacy of its legal remedies, or (iii) post any bond or other security. Consultant further agrees that in the event a bond or other undertaking is required of the Company in connection with the issuance of a temporary injunction enjoining Consultant from acts claimed by the Company to violate any Restrictive Covenant, such bond or other undertaking shall not exceed One Thousand

Dollars ($1,000). The foregoing remedies of the Company may be exercised without prejudice to (and are cumulative with) the Company’s other available rights and remedies at law, in equity, or under this Agreement, including the Company’s right to monetary damages arising from any breach of this Agreement by Consultant. Consultant will notify the Company in writing immediately upon Consultant becoming aware of any such breach or threatened breach.

14. Use of Name and Likeness. Consultant irrevocably consents to the Company’s use and display of Consultant’s name, likeness, voice, image and biographical information for lawful marking and other business purposes of the Company without the consent of, or payment of additional compensation to, Consultant during the Term of this Agreement.

15. Notices. All notices and other communications under this Agreement shall be in writing and shall be deemed to have been given five (5) business days after having been mailed, certified mail (return receipt requested and postage-prepaid), when sent by email with customary confirmation of receipt during business hours on a business day (or if sent after business hours on the next business day), or one (1) business day after being sent by a nationally recognized overnight delivery service, addressed to the party to which such notice is directed at its address set forth in this Agreement.

16. Governing Law and Venue. This Agreement shall be governed by and construed pursuant to the internal laws of the State of Texas without regard to its principles of conflicts of law. Any dispute arising out of or relating to this Agreement shall be brought only in the courts of record of the State of Texas or the court, and each party consents to and confers personal jurisdiction on such courts.

17. JURY TRIAL WAIVER. THE PARTIES HEREBY KNOWINGLY, VOLUNTARILY AND INTENTIONALLY WAIVE THE RIGHT THEY MAY HAVE TO A TRIAL BY JURY IN RESPECT TO ANY LITIGATION ARISING OUT OF OR RELATING TO THIS AGREEMENT.

18. Miscellaneous.

(a) Except with the Company’s prior written consent, Consultant shall not take any action to bind the Company in any way with any third party.

(b) The terms and conditions of Sections 11 through 13 and 16 through 18 shall survive the expiration or termination of this Agreement.

(c) If any term or provision of this Agreement is invalid, illegal, or unenforceable, such invalidity, illegality, or unenforceability shall not affect any other term or provision of this Agreement.

(d) The parties hereby agree from time to time to execute and deliver such further and other documents and agreements and do all matters and things which may be convenient or necessary to more effectively and completely carry out the intention of this Agreement.

(e) This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which taken together shall constitute one and the same legal instrument. This Agreement may be executed by “pdf” or facsimile.

(f) This Agreement constitutes the entire agreement between the parties and shall supersede all other oral or written agreements between the parties, respecting the subject matter of this Agreement. This Agreement may only be modified or amended by written instrument executed by both parties.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, each of the parties hereto has duly executed this Agreement as of the date set forth above.

Company:	Consultant: Boscovic Law LLC
ENERGY EXPLORATION
TECHNOLOGIES, INC.
By:
Teague Egan	Simonida Tilton
Chief Executive Officer

Address for Notices:		Address for Notices:
Energy Exploration Technologies, Inc.		600 Westwood Terrace
1500 Cordova Road		Austin, TX 78746
Suite 302
Fort Lauderdale, FL 33316		Email: stilton@boscoviclaw.com
Attn:	Teague Egan
Tel:	(954) 854-0696
Email:	teague@energyx.com

EXHIBIT A

JOB DESCRIPTION / SERVICES AND PERFORMANCE MILESTONES

•	General Corporate Legal Responsibility

1.	Assistance with administrative functions at the direction of the CEO and the Executive Team.

2.	Participate in and take Minutes at the Board of Directors meetings.

3.	Support Company’s strategic development in conjunction with Company’s Leadership Team.

4.	Be a thought leader for the Company. Propose strategic initiatives for the Company to pursue, as well as creative ideas and structures regarding partnerships, customer and commercial arrangements.

•	Corporate Formation

1.

Assume responsibility for Certificate of Incorporation, Company Bylaws, Equity Incentive Plan, Shareholder Agreements, and all other legal corporate formation requirements previously undertaken by outside counsel.

2.	Work with existing outside counsel during transition period.

•	Employment Matters

1.	Tracking and legal review of Employment and Contractor Agreements in collaboration with VP of Growth Strategy and Leadership Team.

2.	Tracking and legal review of Option Award Agreements or other forms of Stock Grant and/or Warrant Agreements in collaboration with VP of Growth Strategy, CFO and Leadership Team.

•	Corporate Financing and Commercialization support

1.	Draft, negotiate, and advise the Company regarding capital, equity, crowdfunding, and debt raise documents.

2.	In collaboration with outside counsel, guide the Company and assist its Leadership Team through upcoming Equity Raises and Regulation A+ crowdfunding events.

3.	Organize multiple and various forms of Company Non-Disclosure Agreements (NDAS), and other legal Company forms and templates.

4.	Advise on legal aspects of insurance and risk management activities.

5.

Oversee all aspects of drafting, negotiation, and legal review of negotiations with potential Commercial Customers for Technology Deployment, as well as provide due diligence and legal advice on Merger and Acquisition opportunities, and deal structure negotiations.

EXHIBIT B

Prior Inventions

N/A

12